SO 3/16/04

04004905

SECURITIES . ... ON
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHRAF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Lake Ave., Suite 603
(No. and Street)

Pasadena, (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DW 3-22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Iqbal Ashraf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHRAF CAPITAL CORP., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

~~SUBSCRIBED AND SWORN TO BEFORE ME~~

THIS 18 DAY OF Feb 2004

NOTARY PUBLIC

Notary Public

Signature

President

Title

MARILYN F. MERLO
Commission # 1379683
Notary Public - California
Los Angeles County
My Comm. Expires Nov 9, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the … audit.

**, or … confidential treatment of … rtain por… of … filing, se… 7a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

ASHRAF CAPITAL CORP.

201 SOUTH LAKE AVENUE, SUITE 603

PASADENA, CALIFORNIA 91101

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Ashraf Capital Corp.
Pasadena, California

I have audited the accompanying statement of financial condition of Ashraf Capital Corp. as of December 31, 2003 and related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Ashraf Capital Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Ashraf Capital Corp. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 25, 2004

ASHRAF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash in Bank	$ 8,673
Clearing Deposit	68,904
Commissions Receivable	18,441
Office Furnishings and Equipment, net of Accumulated Depreciation of $35,038	9,800
Note Receivable – Officer	7,205
Employee Loans	17,275
Lease Deposit	2,760
Total Assets	$133,058

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Bank Loan Payable	$ 54,699
Accounts Payable	2,743
Commissions Payable	8,294
Note Payable	2,625
Total Liabilities	68,361
Stockholder's Equity	
Common stock, no par value, authorized 1,000,000 shares, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	200,000
Retained earning (deficit)	(160,303)
Total Stockholder's Equity	64,697
Total Liabilities and Stockholder's Equity	$133,058

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions	$ 345,625
Interest	821
Total Revenue	346,446
OPERATING EXPENSES – See Page 9	383,967
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(37,521)
Income tax provision	
State	800
Federal – Arrearage	10,681
	11,481
NET INCOME (LOSS)	$(49,002)

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Pain-In Capital	(Deficit) Retained Earnings	Stockholders' Equity
Balance January 1, 2003	$ 25,000	$200,000	$(111,301)	$ 113,699
Net Income (Loss)			(49,002)	(49,002)
Balance December 31, 2003	$ 25,000	$200,000	$(160,303)	$ 64,697

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(49,002)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,745
Clearing deposit	(472)
Commissions receivable	(8,599)
Federal income tax claim	28,988
Loan to officer	(7,205)
Bank loan payable	34,971
Note payable to officer	(9,200)
Accounts payable	126
Commission payable	5,717
Notes payable	2,625
Net cash provided by operations	3,694
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net increase in cash	3,694
Cash at beginning of period	4,979
Cash at end of period	$ 8,673

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - PRESENTATION

Ashraf Capital Corp., the Company, was incorporated under the laws of the State of California on June 23, 1998. The Company was formed for the purpose of brokering and dealing in general securities. The Company has been approved to operate as a broker/dealer in securities by the National Association of Securities Dealers (NASD).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Wedbush Morgan Securities.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue on a settlement date basis from commissions generated from the sale and purchase of a wide variety of financial instruments, including but not limited to, stocks, bonds and options. The Company reports expenses on the accrual basis for financial reporting purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 10 for the computation of net capital.

At December 31, 2003, the Company had a net capital of $27,657 and a net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 2.47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

ASHRAF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 5 - <u>OFF BALANCE - SHEET RISK</u>

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 - <u>USE OF ESTIMATES</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - <u>INCOME TAXES</u>

The Company files its income tax returns on the accrual basis.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Ashraf Capital Corp.
Pasadena, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2004

ASHRAF CAPITAL CORP.
SCHEDULE OF OPERATING EXPENSES
FOR THEYEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES

Accounting and Audit Fee	$ 13,940
Auto, Meals and Travel	36,754
Clearing costs	49,237
Commission expense	129,632
Depreciation	5,745
Interest	5,304
Office Supplies and Expense	11,283
Payroll Tax and Employee Benefits	11,212
Quotation and Telephone	24,620
Regulatory fees	13,965
Rent and parking	40,561
Salaries and Officer Compensation	36,720
Other Expense	4,994
Total Expenses	$ 383,967

See accompanying notes to financial statements.

ASHRAF CAPITAL CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 64,697
Less: Excludable Assets:		
Fixed assets, net	9,800	
Note receivable – officer	7,205	
Employee loans	17,275	
Lease deposit	2,760	
		(37,040)
NET CAPITAL		27,657

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 4,557
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 22,657
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 20,820

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 68,361
Percentage of aggregate indebtedness to net capital	247%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation of the unaudited with the audited computation of net capital

None Required

See Accompanying Notes to Financial Statements

PART II

ASHRAF CAPITAL CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Ashraf Capital Corp.
Encino, California

In planning and performing my audit of the financial statements of Ashraf Capital Corp., for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2004